NALCO CHEMICAL COMPANY REPLACES EXPIRING SHAREHOLDER
                      RIGHTS PLAN AND AMENDS BYLAWS


Naperville, Ill., June 20, 1996 -- Nalco Chemical Company (NYSE: NLC) announced today that its Board of Directors has adopted a new shareholder rights plan. The plan replaces the Company's existing shareholder rights plan which expires on August 31, 1996. The Company also announced that its Board of Directors has adopted certain amendments to the Company's bylaws.

      Commenting on the shareholder rights plan, Nalco Chairman and Chief Executive Officer E.J. Mooney stated that, "The Rights are not being distributed in response to any specific effort to acquire control of the Company. More than 1700 other companies have similar plans."

      Under the shareholder rights plan, each stockholder of record on September 1, 1996 will receive a distribution of one Right for each share of the Company's outstanding common stock. The Rights distribution is not taxable to shareholders. Initially, the Rights are represented by the Company's common stock certificates and are not exercisable.

      The new Rights will be exercisable only if a person acquires, or announces a tender offer which would result in, ownership of 15 percent or more of the Company's common stock. The exercise price will be $125 per Right, subject to adjustment. If a person acquires beneficial ownership of 15 percent or more of the Company's common stock, all holders of Rights other than the acquiring person will be entitled to purchase the Company's common stock at half price. The Company may redeem the Rights at $.01 per Right at any time before someone becomes a 15 percent beneficial owner.
The Rights will expire on August 31, 2006. A summary of the new rights plan will be mailed to shareholders.

      The bylaw amendments include, among other changes, notice procedures for shareholder proposals and nominations to be considered at annual meetings of shareholders, record date procedures for consent solicitations, a requirement that shareholder proposals not previously approved by the Board be approved by holders of a majority of the voting power of outstanding shares and a limitation of business which may be conducted at special meetings of shareholders. The shareholder rights plan and bylaw amendments will be included in full as exhibits to a Current Report on Form 8-K to be filed with the Securities and Exchange Commission.

      Nalco Chemical Company is the largest manufacturer and marketer of water treatment and process chemicals and services in the world. With 1995 sales of $1.2 billion, Nalco serves many important and diverse industries including steelmaking, pulp and papermaking, mining and mineral processing, automotive, metalworking, oil refining and petroleum, power generation, food and beverage, light industrial, hospitals and office buildings in more than 120 countries.